LICENSE AGREEMENT

This LICENSE AGREEMENT (this “Agreement”), dated as of September 17, 2020 (the “Effective Date”), by and between JUST Capital Foundation, Inc., a Delaware non-stock corporation recognized as exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, with its office at 44 East 30th St, 11th Floor, New York, NY 10016 (“JUST”) and Uncommon Giving Corporation, a donor advised fund platform with its office at 7033 E Greenway Parkway, Suite 110, Scottsdale, AZ, 85254 (“Licensee”). Each of JUST and Licensee may be referred to individually in this Agreement as a “Party” and collectively as the “Parties.”

WHEREAS, as part of its charitable purpose, JUST develops annual rankings of “America’s Most Just Companies” by collecting polling data to determine what matters most to the American public when it comes to business behavior, developing metrics to evaluate companies based on that polling data, and evaluating publicly traded companies within those metrics based on data it collects from various sources;

WHEREAS, Licensee wishes to receive, and JUST wishes to grant, a license to use certain data and scores owned and calculated by JUST in the course of developing its rankings, on the terms and conditions set forth herein; and

WHEREAS, JUST is entering into this Agreement in furtherance of its charitable purpose to provide all of society’s stakeholders – employees, concerned citizens, business leaders and others – with the information they need to assess how just companies are in order to build a more just marketplace that better reflects the true priorities of the American people.

NOW, THEREFORE, for the purposes described above, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement:

“Additional Index” means any new products created by the Licensee utilizing JUST Data (excluding, for the avoidance of doubt, the Initial Indices).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For the purposes of the foregoing sentence, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract or otherwise.

02013.00697

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“Approved Products” means those Financial Products agreed to by the Parties in writing on an Approved Product Addendum, in each case, that are managed and controlled by Licensee.

“Approved Product Addendum” means an addendum in the form set out in Schedule 1, that is agreed to and executed by both Parties.

“Confidential Information” means any documentation, know-how, intellectual property or other information provided or made available by JUST to Licensee that (a) is identified as confidential or proprietary by JUST, or (b) based on the nature or method of disclosure of such information, Licensee knows or would reasonably be expected to know is confidential or proprietary. Confidential Information shall include all JUST Data.

“Derivative Works” means any data or other information created or derived from any JUST Data by or on behalf of Licensee or any of its Permitted Recipients in accordance with Section 2.1.

“Distribute” means to publish, disclose, sell, transfer or otherwise disseminate.

“Financial Product” means any financial indices, investment product or financial instrument of any kind or character, including securities, options, futures, swaps, and other derivatives.

“Governmental Entity” means any state, nation or international body or governmental organization, whether domestic, foreign or multinational, including any agency, authority, commission, body, court or other legislative, executive, regulatory or judicial governmental authority.

“Intellectual Property Rights” means any and all rights anywhere in the world in or to the following: (a) inventions, discoveries, ideas and improvements, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, reissues and reexaminations; (b) Trademarks; (c) trade secrets and other intellectual property rights in proprietary information, know-how, processes, schematics, business methods, formulae, drawings, models, data and designs; (d) published and unpublished works of authorship, whether copyrightable or not (including software), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and

(e)	all other intellectual property, moral, industrial and proprietary rights.

“Initial Indices” means the Licensee’s Uncommon Generosity 50 Equity Index and Licensee’s Uncommon Generosity 50 Fixed Income Index.

“JUST Data” means the data provided by JUST to Licensee pursuant to this Agreement, as further described at Exhibit A.

“JUST Trademark” means any Trademark that consists of or incorporates the word “JUST” or “JUST Capital,” or any other Trademark owned by JUST.

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“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, opinion, franchise, license or permit of any Governmental Entity or common law.

“Permitted Recipients” means Licensee’s Affiliates, employees, registered representatives, index calculation and maintenance agents, potential customers and advisors (and the service provider vendors of those advisors).

“Permitted Use” means Licensee’s calculation of data and scores concerning environmental, social and governance factors for the purpose of evaluating risk profiles of companies and investment portfolios in connection with Licensee’s development and management of (a) the Initial Indices, (b) subject to Section 2.1, any Additional Index, and (c) pursuant to an Approved Product Addendum, any Approved Products; provided that Permitted Use shall expressly exclude any Prohibited Use.

“Person” means an individual, a group, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Prohibited Use” means the development, creation, registration, issuance, listing, trading, clearing or settlement of any other Financial Products, or the Distribution to a third-party of JUST Data or any Derivative Works that could reasonably be reverse-engineered into JUST Data by any Person other than Licensee or its Permitted Recipients without an extraordinary amount of time and effort.

“Trademarks” means trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, whether registered or unregistered, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same.

ARTICLE II

INTELLECTUAL PROPERTY LICENSE; OWNERSHIP

Section 2.1 License. Subject to the terms and conditions set forth in this Agreement, JUST hereby grants to Licensee a non-exclusive, non-sublicensable, nontransferable, worldwide, revocable license to use JUST Data (including to create Derivative Works) solely for the Permitted Use; provided, however, that the license in this Section 2.1 does not include any right to use JUST Data for, or in connection with, any Prohibited Use. If JUST approves a Derivative Work for use by Licensee in accordance with the Permitted Use, such Derivative Work shall be included in, and subject to, the license set forth in this Section 2.1. Notwithstanding the foregoing, the Permitted Use shall only include the right to create the Initial Indices unless and until an Additional Index License Fee set forth in Section 2.5 hereto is paid to JUST for an Additional Index. Following such payment, the Permitted Use shall expand to include the utilization of JUST Data in connection with the applicable Additional Index (but solely for the Permitted Use).

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Section 2.2 Licensee Covenants.

(a)                Licensee may not use or display any Trademarks owned by JUST without JUST’s prior written approval, with approval via email being sufficient (such approval to be provided or withheld in JUST’s sole discretion); provided that JUST may not unreasonably withhold its consent to the use by Licensee of any Trademarks owned by JUST in Licensee’s marketing materials. Notwithstanding the foregoing, to the extent that Licensee Distributes JUST Data or Derivative Works to Permitted Recipients, including by displaying it on any materials (whether paper or electronic), Licensee shall provide appropriate attribution, subject to JUST’s prior written approval, to make it clear that JUST Data was obtained from JUST. Attribution should be made along with any presentation of JUST Data and Derivative Works in a manner that is clear, visible and legible to Permitted Recipients. Acceptable forms of attribution, which will not require JUST’s prior written approval, include: “Data provided by JUST Capital” and including a link to https://www.justcapital.com.

(b)               Licensee shall ensure that any and all Distribution of JUST Data or Derivative Works by Licensee to any Permitted Recipient shall be made solely pursuant to a valid and subsisting written agreement or purchase order which, at a minimum, prohibits each Permitted Recipient from (i) Distributing JUST Data or Derivative Works, (ii) creating, developing or Distributing Recipient Derivatives, and (iii) using or permitting the use of JUST Data, Derivative Works or any part thereof for any Prohibited Use (collectively, a “Recipient Agreement”). Licensee shall enforce these Recipient Agreements (including terminating any Permitted Recipient’s right to use the JUST Data if such Permitted Recipient is in breach of the Recipient Agreement to which such Permitted Recipient is a party) and promptly notify JUST in writing should it become aware of any breach or suspected breach of any such Recipient Agreement. Licensee shall use commercially reasonable efforts to ensure that each Permitted Recipient complies with the terms and conditions of this Agreement, and Licensee shall be responsible and liable for any acts and omissions of any Permitted Recipient with respect to such Permitted Recipient’s use of the JUST Data and compliance with this Agreement.

Section 2.3 Intellectual Property Ownership. As between the Parties, all right, title and interest in and to all JUST Data (including any Derivative Works thereof) and JUST Trademarks are and shall be owned solely and exclusively by JUST. For the avoidance of doubt, Licensee shall retain all right, title and interest in and to the Initial Indices and any Additional Index. Licensee, on behalf of itself and its Permitted Recipients, hereby irrevocably assigns to JUST all right, title and interest that Licensee or any of its Permitted Recipients may have, develop or acquire in or to any such JUST Data and JUST Trademarks to JUST. Licensee acknowledges and agrees that any goodwill arising from Licensee’s use of the JUST Data or JUST Trademarks shall inure solely to the benefit of JUST. Licensee shall, at its sole cost and expense, execute and deliver to JUST any instruments, and do any other acts, that are reasonably requested by JUST in order to record or register with the appropriate Governmental Entity the assignment and transfer of any Intellectual Property Rights as set forth in this Section 2.3. JUST reserves all rights not expressly granted to Licensee in this Agreement. Except for the limited rights and licenses expressly granted under this Agreement, nothing in this Agreement grants, by implication, waiver, estoppel, or otherwise, to Licensee or any third party any license, covenant not to sue or other right, title, or interest in or to any JUST Data, JUST Trademarks or other Intellectual Property Rights owned or controlled by JUST.

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Section 2.4 Notification. If at any time Licensee or any of its Permitted Recipients becomes aware of any infringement, misappropriation, or other violation of any JUST Data or JUST Trademarks by a third party, Licensee shall promptly inform JUST in writing thereof.

Section 2.5 License Fee. In consideration for the rights and licenses granted under this Agreement, Licensee shall pay to JUST, in immediately available, U.S. dollar-denominated funds,

(i)   for the Initial Indices, an annual amount equal to U.S. $40,000 (the “Initial Indices License Fee”), (ii) for each Additional Index, an annual amount equal to U.S. $15,000 (each, an “Additional Index License Fee” and collectively, the “Additional Index Fees”, and together with the Initial Indices License Fee, the “License Fees”) and (iii) for each Approved Product, the fees set forth in the relevant Approved Product Addendum (together with the Initial Indices License Fee and the Additional Index Fees, the “Fees”). Except as may otherwise be set forth in any Approved Product Addendum, payment of each of the Fees shall be payable and settled in full by Licensee within thirty (30) calendar days following the date of JUST’s invoice (it being understood that JUST has submitted an invoice for the Initial Indices License Fee concurrent with the execution of this Agreement). If Licensee fails to make any payment when due, in addition to all other remedies that may be available: (a) JUST may charge interest on the past due amount at the rate of 1.5% per month calculated daily and compounded monthly or, if lower, the highest rate permitted under applicable law; and (b) Licensee shall reimburse JUST for all reasonable costs incurred by JUST in collecting any late payments or interest, including attorneys’ fees, court costs, and collection agency fees. The Fees and all other amounts payable by Licensee under this Agreement are exclusive of taxes and similar assessments. Licensee is responsible for all sales, use and excise taxes, and any other similar taxes, duties and charges of any kind imposed by any federal, state, or local governmental or regulatory authority on any amounts payable by Licensee hereunder, other than any taxes imposed on JUST’s income.

Section 2.6 No Unauthorized Use. Licensee shall not, and shall cause its Permitted Recipients not to, make any use of any JUST Data other than as expressly permitted in Section 2.1, or any JUST Trademarks other than as expressly permitted under Section 2.2(a). Any purpose or use not specifically authorized herein is prohibited unless otherwise agreed to in writing by JUST. Without limiting the foregoing and except as otherwise expressly set forth in this Agreement, Licensee shall not at any time, directly or indirectly: (a) copy, modify, or create Derivative Works of the JUST Data or JUST Trademarks, in whole or in part; (b) rent, lease, lend, sell, sublicense, assign, distribute, publish, transfer, or otherwise make available the JUST Data or JUST Trademarks; (c) reverse engineer, disassemble, decompile, decode, adapt, or otherwise attempt to derive or gain access to the source of the JUST Data or methods used to compile the JUST Data, in whole or in part; (d) remove any proprietary notices included within the JUST Data; (e) publish, enhance, or display any compilation or directory based upon information derived from the JUST Data, or otherwise directly or indirectly compete, develop, license, acquire, use or distribute any product or service similar in design, intent, action or usage to the JUST Data; or (f) use the JUST Data or JUST Trademarks in any manner or for any purpose that infringes, misappropriates, or otherwise violates any intellectual property right or other right of any person, or that violates any applicable law.

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ARTICLE III

TERM AND TERMINATION

Section 3.1 Term. This Agreement shall become effective as of the Effective Date and shall continue until the one (1) year anniversary of the release of JUST’s 2021 rankings; provided, that Licensee’s license to each JUST ranking shall terminate upon the release of the subsequent year’s ranking (i.e., if Licensee is licensing JUST’s 2020 rankings, such license will terminate when JUST releases its 2021 rankings). This Agreement shall automatically renew for successive one (1) year terms, unless either Party gives written notice to the other Party at least thirty (30) days prior to the expiration of the then current term that the Agreement shall not be renewed.

Section 3.2 Termination. JUST may terminate this Agreement for material breach of this Agreement by Licensee or any of its Permitted Recipients upon thirty (30) days prior written notice to Licensee, or immediately upon written notice to Licensee if a petition in bankruptcy has been filed by or against Licensee, or Licensee has made an assignment for the benefit of creditors, or a receiver has been appointed for Licensee or any substantial portion of Licensee’s property, or Licensee takes action approving or makes an application for any of the above. Moreover, at any time after one (1) year following the Effective Date, either party may terminate this Agreement without cause upon ninety (90) days prior written notice to the other party. For the avoidance of doubt, in the event this Agreement is terminated for any reason, Licensee shall not be entitled to any refund for any Fees already paid and shall be required to (a) make payment of any unpaid amounts under any invoices previously submitted to it in accordance with Section 2.5 and (b) continue to make payment to JUST of any fees set forth in the relevant Approved Product Addendum for any Approved Products that remain active following such termination.

Section 3.3 Return of Materials. Upon termination of this Agreement, Licensee shall make no further use of JUST Data, Confidential Information or Derivative Works. Within ten (10) business days after such termination, Licensee shall return to JUST or certify in writing that it has destroyed the originals and all copies of JUST Data, Derivative Works, Confidential Information and all other materials bearing JUST Trademarks in the possession or under the control of Licensee. The foregoing obligations apply to copies of JUST Data, Derivative Works, Confidential Information and JUST Trademarks in all types of media and computer memory, and whether or not modified or combined with other materials, provided that Licensee will not be required to destroy electronic versions of JUST Data, Derivative Works, Confidential Information or materials bearing the JUST Trademarks to the extent such electronic versions are “backed-up” on Licensee’s electronic information management systems or servers, are not available to Licensee’s employees or contractors and cannot be expunged without considerable effort.

Section 3.4 Survival. Notwithstanding any termination of this Agreement, Articles I, IV, and V and Sections 2.2, 2.3, 2.5, 2.6, 3.3, and 3.4 shall survive

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ARTICLE IV

DISCLAIMERS AND INDEMNIFICATION

Section 4.1 Disclaimer. EACH PARTY AGREES THAT JUST DATA AND JUST TRADEMARKS ARE PROVIDED “AS IS” AND NEITHER PARTY MAKES OR RELIES ON ANY REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, AND JUST HEREBY DISCLAIMS ANY REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTIES OF OR CONCERNING TITLE, ACCURACY, NONINFRINGEMENT, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OR ENFORCEABILITY. NONE OF JUST NOR ANY OF ITS AFFILIATES GUARANTEE OR MAKE ANY WARRANTY CONCERNING THE ACCURACY OR RELIABILITY OF THE JUST DATA (OR ANY PRODUCTS OR RESULTS OF THE USE THEREOF) OR THAT THE FOREGOING WILL MEET ANY PERSON’S REQUIREMENTS OR ACHIEVE ANY INTENDED RESULTS, AND DISCLAIM ANY AND ALL LIABILITY (WHETHER IN TORT OR CONTRACT OR OTHERWISE) UNDER OR IN CONNECTION WITH THIS AGREEMENT, INCLUDING FOR ANY LOSS OR DAMAGE ARISING FROM ANY INACCURACIES OR OMISSIONS IN ANY JUST DATA.

Section 4.3 Indemnification by Licensee. Licensee will defend, indemnify, and hold harmless JUST, JUST’s Affiliates, and its and their respective officers, directors, employees, agents and service providers against any and all third party claims, demands, actions, suits, or proceedings and resulting judgements, settlements, liabilities, losses and expenses, including reasonable legal fees and costs to the extent caused by or related to any Derivative Works, or any use of JUST Data or JUST Trademarks by Licensee or any of its Permitted Recipients not expressly permitted under this Agreement.

ARTICLE V

GENERAL PROVISIONS

Section 5.1 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, between the Parties, with respect to the subject matter hereof.

Section 5.2 Confidentiality. Licensee shall, and shall cause its Permitted Recipients to, maintain the confidentiality of any Confidential Information, and neither Licensee nor any of its Permitted Recipients shall use such Confidential Information except as expressly authorized herein. Notwithstanding the foregoing, Licensee shall be permitted to use and disclose Confidential Information solely when and to the extent that (a) Licensee receives JUST’s prior written consent, (b) such information is in the public domain other than as a result of a breach of a duty owed to JUST or through the fault of Licensee, its Permitted Recipients or their respective employees, officers, directors, contractors, agents or other representatives, (c) such information is or was already known to Licensee at the time of its disclosure without any obligation of confidentiality, (d) such information is or becomes available to Licensee on a non-confidential basis from a source other than JUST (provided that, to Licensee’s knowledge, such source is not bound by a confidentiality agreement or other obligation of confidentiality with JUST relating to

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such information), or (e) such information is required to be disclosed under applicable laws, regulations, court, judicial or other government order (provided that Licensee shall (i) notify JUST of the potential disclosure and allow JUST to participate in any applicable proceeding, (ii) reasonably cooperate with JUST to seek any applicable protective order of a Governmental Entity, and (iii) use commercially reasonable efforts to limit disclosure and to obtain confidential treatment or a protective order for such Confidential Information).

Section 5.3 Limitation of Liability. EXCEPT AS EXPRESSLY SET FORTH HEREIN, IN NO EVENT SHALL JUST BE LIABLE TO LICENSEE FOR PUNITIVE, CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES, INCLUDING LOSS OF FUTURE PROFITS, REVENUE OR INCOME, DIMINUTION IN VALUE OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE OR JUST HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE MAXIMUM AMOUNT FOR WHICH JUST MAY HAVE LIABILITY UNDER THIS AGREEMENT, FOR ANY REASON WHATSOEVER, SHALL NOT EXCEED THE TOTAL FEES PAID BY LICENSEE TO JUST UNDER THIS AGREEMENT DURING THE PRIOR TWELVE (12) MONTHS.

Section 5.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i)	if to JUST: Teresa Yung

44 E 30th street, 11th floor

New York, NY, 10016 tyung@justcapital.com

with a copy to: legal@justcapital.com

(ii)	if to Licensee:

John Pileggi

7033 E Greenway Parkway, Suite 110

Scottsdale, AZ, 85254 john@uncommon.today

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Section 5.5 Assignment. Licensee may not assign this Agreement, or any of its rights or obligations hereunder, by operation of law or otherwise, without the prior written consent of JUST. Any attempted assignment or delegation that is not in accordance with this Section 5.5 shall be null and void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the Parties and their permitted successors and assigns.

Section 5.6 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the laws of the State of New York regardless of the laws that might otherwise govern under applicable choice-of-law principles. The Parties agree to submit to the jurisdiction of each of the federal and state courts located in New York County, New York in connection with any matters arising out of this Agreement.

Section 5.7 Waiver. A Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party or (b) waive compliance with any of the agreements of the other Party or conditions to such obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any waiver of any term or condition hereof shall not be construed as a waiver of any subsequent breach or as a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

Section 5.8 Interpretation; Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires: (a) when a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement;

(b) whenever the words “include,” “includes,” “including,” “exclude,” “excludes,” and “excluding” are used in this Agreement, they are deemed to be followed by the words “without limitation”; (c) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)  references to any agreement or other document are to such agreement or document as amended, modified, supplemented or replaced from time to time; and (e) JUST and Licensee have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement.

Section 5.9 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to, or shall confer upon, any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 5.10 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two or more counterparts, and by the Parties in separate counterparts, each of which when executed

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shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 5.11 Specific Performance. Licensee acknowledges and agrees that JUST would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any nonperformance or breach of this Agreement by Licensee could not be adequately compensated by monetary damages alone and that JUST would not have any adequate remedy at Law. Accordingly, in addition to any other right or remedy to which JUST may be entitled, at Law or in equity (including monetary damages), JUST shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

Section 5.12 Severability. In the event that it is determined by a court of competent jurisdiction that any provision of this Agreement is invalid, illegal, or otherwise unenforceable, such provision will be enforced as nearly as possible in accordance with the stated intention of the Parties, while the remainder of this Agreement will remain in full force and effect and bind the Parties according to its terms. To the extent any provision cannot be enforced in accordance with the stated intentions of the Parties, such provisions will be deemed not to be part of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this License Agreement effective as of the Effective Date.

JUST CAPITAL FOUNDATION	UNCOMMON GIVING CORPORATION

By: /s/ Teresa Yung	By: /s/ John J. Pileggi
Name: Teresa Yung	Name: John Pileggi
Title: CFOO	Title: Chief Investment Officer

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SCHEDULE 1 APPROVED PRODUCT ADDENDUM

THIS APPROVED PRODUCT ADDENDUM Number 1 dated September 17, 2020 (this “APA”) is made pursuant to the License Agreement, dated September 17, 2020 (the “Agreement”), between

(1)	JUST Capital Foundation, Inc., a Delaware non-stock corporation recognized as exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, with its office at 44 East 30th Street, 11th Floor, New York, NY 10016 (“JUST”); and

(2)	Uncommon Giving Corporation, a corporation formed under the laws of the State of Delaware, and having its principal place of business at 7033 E Greenway Parkway, Suite 110, Scottsdale, AZ, 85254 (“Licensee”). Each of JUST and Licensee are referred to herein as a “Party” and collectively as the “Parties”).

IT IS HEREBY AGREED:

1.	GENERAL

1.1	This APA is governed by the Agreement and incorporates the entire Agreement.

1.2	Unless otherwise defined in this APA, capitalized terms in this APA shall have the same meaning as in the Agreement.

1.3	This APA is a discrete contract entirely severable from all other Approved Product Addenda entered into under the Agreement.

1.4	For purposes of this APA, the following terms shall have the following meanings:

(a)	“Applicable Payment Period” means the period commencing on the Commencement Date (as defined below) and ending on December 31, 2020, and each three-month period thereafter.

(b)	“Federal Funds Rate” means the rate for which U.S. dollar federal funds as of the relevant interest determination date, as published in H.15(519) under the heading “Federal Funds (effective),” as such rate is displayed on Reuters page FEDFUNDSI under the heading “EFFECT”; provided that for any period that such rate is less than zero, the “Federal Funds Rate” as defined herein shall be equal to zero.

(c)	“Management Fee” means, with respect to each Approved Product described in this APA, the total management fees (but excluding incentive compensation) paid or payable to Licensee or any Permitted Recipient in connection with such Approved Product during the Applicable Payment Period.

(d)	“Territory” means the United States and, subject to JUST’s written consent, on a jurisdiction-by-jurisdiction basis, additional jurisdictions where the Approved Product may be privately placed, lodged, cross-listed or otherwise offered in accordance with the local laws and regulations of such jurisdictions. For the avoidance of doubt, the Territory shall not include the European Union or any other jurisdiction which would subject the Approved Product to the EU BMR.
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2.	APPROVED PRODUCTS, INDICES AND MARKS

2.1	For the purpose of the license grant in Article II of the Agreement, the following table details the Approved Products under this APA.

Approved Product Type	Territory	Approved Product(s)
Uncommon Generosity 50 Fixed Income Fund	See definition above.

Any pooled investment vehicle, whether or not registered under the Investment Company Act of 1940; separately managed account, including accounts offered to institutional investors, such as sovereign wealth funds, trusts, pension or superannuation plans, insurance company general accounts and insurance pools, foundations and ultra-high-net-worth individuals or families; or a unified managed account, model delivery platform, or similar product or arrangement created using the Uncommon Generosity

50 Fixed Income Index that incorporates JUST Scores.

Uncommon Generosity 50 Equity Fund	See definition above.

Any pooled investment vehicle, whether or not registered under the Investment Company Act of 1940; separately managed account, including accounts offered to institutional investors, such as sovereign wealth funds, trusts, pension or superannuation plans, insurance company general accounts and insurance pools, foundations and ultra-high-net-worth individuals or families; or a unified managed account, model delivery platform, or similar product or arrangement created using the Uncommon Generosity 50 Equity Index that incorporates JUST Scores.

3.	COMMENCEMENT DATE AND DURATION

3.1	This APA shall come into full force and effect on September 17, 2020 (the “Commencement Date”).

3.2	This APA shall continue in full force and effect until the earlier of (i) the first (1st) anniversary of the Commencement Date and (ii) the date on which this APA is terminated in accordance with the Article III of the Agreement. Notwithstanding any termination of this APA, Licensee shall continue to make payment to JUST of any Approved Product Fee (as defined below) in accordance with the terms hereof for any Approved Products that remain active following such termination.

4.	MANAGEMENT FEES

4.1	With respect to each Approved Product described in this APA, Licensee shall pay to JUST an amount equal to 5% of the Management Fees attributable thereto for the Applicable Payment Period in immediately available, U.S. dollar-denominated funds (such amount, the “Approved Product Fee”) until the first (1st) anniversary of the Commencement Date. After the the first (1st) anniversary of the Commencement Date, Licensee shall pay to JUST an amount equal to 10% of the Management Fees attributable thereto for the Applicable Payment Period in immediately available,
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U.S. dollar-denominated funds (such amount, the “Approved Product Fee”) as long as the Approved Products remain active.

4.2	The Parties agree that any Approved Product Fee and the terms on which such Approved Product Fee is calculated shall be considered Confidential Information.

4.3	For each Approved Product, Licensee shall, by no later than the 30th day following the end of each Applicable Payment Period, deliver to JUST a written statement setting forth its calculation of the Approved Product Fee related thereto for such Applicable Payment Period (including with respect to any placement fees paid by Licensee that are deducted from the Management Fee for purposes of computing such Approved Product Fee, together with reasonably detailed supporting documentation.

4.4	At any time during the term of this APA and for one (1) year thereafter, JUST shall have the right to engage an independent, certified public accountant to perform an audit of Licensee’s and, if applicable, its Permitted Recipients’ books and records for the purpose of confirming any amounts paid or payable under this APA. If such an audit reveals an underpayment by Licensee to JUST, Licensee shall, within five business days following delivery of notice to Licensee setting forth the details of such underpayment (including the amount thereof and the interest payable thereon, as described below), pay to JUST in immediately available, U.S. dollar-denominated funds an aggregate amount equal to (i) the amount of such underpayment plus (ii) the aggregate amount of interest on such underpayment, calculated on a monthly basis at a rate of two percent (2%) above the Federal Funds Rate. JUST shall be responsible for the payment of all fees of the applicable certified public accountant unless such audit discloses an underpayment to JUST of more than ten percent (10%) during any Applicable Payment Period, in which case Licensee shall bear the full cost of such audit.

5.	PAYMENT

Unless specified to the contrary in this APA, Licensee shall pay any Approved Product Fee to JUST in accordance with Section 2.5 of the Agreement.

6.	INFORMATION AND MARKETING

6.1	JUST will provide License with information reasonably requested by Licensee related to the JUST Scores for use by Licensee in preparing updated prospectus disclosure and marketing materials for the Approved Products; provided that JUST shall not be required to furnish any such information that in its reasonable judgment would violate applicable law or violate any obligations of confidentiality.

6.2	JUST will provide Licensee with limited marketing support as deemed appropriate and necessary by both Parties. Included in marketing support are the following items: training sessions for Uncommon Investment business development team on the JUST methodology, support on high touch pitch meetings with responsive meeting follow up, and continued thought leadership through JUST Alpha research and JUST’s Chart of the Week series that resonate with prospects. In addition, JUST Capital will expand JUST investor event invitations to include Uncommon Investment clients and prospects while supporting Uncommon prospects through joint webinars and conference calls.
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[Signature page follows]

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IN WITNESS WHEREOF, the Parties have executed this APA effective as of the Commencement Date.

JUST CAPITAL FOUNDATION	UNCOMMON GIVING CORPORATION

By: /s/ Teresa Yung	By: /s/ John J. Pileggi
Name: Teresa Yung	Name: John J. Pileggi
Title: CFOO	Title: Chief Investment Officer

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EXHIBIT A JUST DATA

“JUST Data” is defined as JUST Annual Rankings (2020, 2019, 2018 rankings, including scores at the issues level).